  Axiologix

July 1, 2010

Via EDGAR

Barbara C. Jacobs

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Dear Ms. Jacobs:

Re:

Axiologix Education Corporation (the “Company”)

Registration Statement on Form S-1

Filed May 26, 2010

File No. 333-167095

I am President of the Company and write this letter on behalf of the Company.  The Company hereby requests that its Rule 477 registration withdrawal request dated June 30, 2010 (the “Request”), filed with the Securities and Exchange Commission be withdrawn.  The Request did not disclose that no securities were sold pursuant to the Registration Statement.  The Company intends to refile the Request as soon as possible to include the omitted disclosure.

If you have any questions regarding this application, please contact our legal counsel, Faiyaz Dean at (206) 274-4598.

Yours truly,

Axiologix Education Corporation

Per:  /s/ John P. Daglis

John P. Daglis

President & C.E.O.

English Creek Corporate Center, 501 Scarborough Drive; 3rd Floor, EHT, NJ 08234

TOLL FREE: 877.338.3723

MAIN OFFICE: 609.646.2005

                          FAX: 609.939.0717

                                www.axiologix.net